07006834

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
MAR 30 2007
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50057

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harborview, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Time Square
(No. and Street)

New York, NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ania Perez (212) 310-4004
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square **New York** **NY** 10036
(Address) (City) (State) (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 4/12

OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ____________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached Oath or Affirmation

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- x (a) Facing Page.
- x (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirement and funds in segregation for customers trading on U.S. Commodity Exchanges.
- ☐ (q) Computation of CFTC Minimum Net Capital Requirement.
- ☐ (r) Statement of secured amounts and funds held in separate accounts for foreign futures and foreign option customers pursuant to Commission 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBORVIEW

An Instinet Group Company

March 20, 2007

State of New York }

} SS:

County of New York }

OATH OR AFFIRMATION

We, the undersigned officers of Harborview, LLC ("Company"), affirm that, to the best of our knowledge and belief, the accompanying statements and supplementary schedules as of December 31, 2006 and for the year ending December 31, 2006 are true and correct. We further affirm that neither the Company, nor any member, principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

In addition, as members or allied members of the New York Stock Exchange, Inc., affirm that the attached financial statements and supplementary schedules as of December 31, 2006 and for the year ending December 31, 2006 will be made available to all members and/or allied members whose signatures do not appear below.

Adam G. Heckendorn
President

Ania Perez
Chief Financial Officer

X

ADAM DANIEL RACHMAN
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01RA6146077
QUALIFIED IN RICHMOND COUNTY
MY COMMISSION EXPIRES MAY 15, 2010

STATEMENT OF FINANCIAL CONDITION

Harborview, LLC

(A wholly owned subsidiary of Instinet, LLC)

December 31, 2006

With Report of Independent Registered Public Accounting Firm

Harborview, LLC
(A wholly owned subsidiary of Instinet, LLC)

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To Board of Directors and Member of
Harborview, LLC

We have audited the accompanying statement of financial condition of Harborview, LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Harborview, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

March 21, 2007

Harborview, LLC
(A wholly owned subsidiary of Instinet, LLC)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	3,738,582
Receivable from broker-dealer		32,066
Deferred tax asset		216,875
Receivable from affiliates		141,672
Other assets		128,872
Total assets	$	4,258,067
Liabilities and Member's Equity		
Payable to affiliates	$	123,808
Payable to broker-dealers and clearing organizations		15,840
Accrued compensation		213,702
Accrued expenses and other liabilities		312,407
Total liabilities		665,757
Total member's equity		3,592,310
Total liabilities and member's equity	$	4,258,067

See accompanying notes.

Harborview, LLC

(A wholly owned subsidiary of Instinet, LLC)

Notes to the Statement of Financial Condition

December 31, 2006

1. Nature of Business

Harborview, LLC (the "Company" or "Harborview"), a Delaware limited liability company, is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange ("NYSE") and the National Association of Securities Dealers, Inc. ("NASD"). Instinet, LLC ("ILLC") is a wholly owned subsidiary of Instinet Holdings Incorporated ("IHI"), which is ultimately majority owned by Silver Lake Partners II L.P. ("SLP"). Harborview is a single-member limited liability company ("LLC"), with ILLC as the sole member.

Subsequent to the balance sheet date, on February 1, 2007, the parent company of IHI, Instinet Incorporated ("II") was acquired by NHI Acquisition Holdings, Inc., which is a wholly-owned subsidiary of Nomura Holdings, Inc. ("Nomura").

Harborview provides floor brokerage services primarily to affiliated companies. Harborview clears its securities transactions on a fully disclosed basis through ILLC.

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2006, cash equivalents included a $3,685,623 investment in a money market deposit account held at a major U.S. financial institution.

2. Significant Accounting Policies (continued)

Receivable from and Payable to Broker-Dealers and Clearing Organizations

Receivable from broker-dealer represents commissions due from customers. Payable to broker-dealer and clearing organization represents amounts due to NYSE specialists firms for execution related costs.

3. Related Party Transactions

The Company has entered into brokerage services agreements with ILLC. The Company also provides floor brokerage services to IHI's international subsidiaries for their clients' trading in United States' markets.

Instinet Group LLC ("IGLLC") is a wholly owned subsidiary of IHI that provides various services, including facilities and data processing related services to the Company. No charge is allocated to the Company for these services.

Substantially, all employees of the Company participate in a defined contribution pension plan sponsored by IHI. The IHI Retirement Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan. IHI matched a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, employees need to be an active employee as of December 31, 2006 with at least 3 months of service.

4. Commitments and Contingencies

From time to time, the Company may be involved in various legal and regulatory proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits, inspections and investigations. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the Company.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," requires the disclosure of representations and warranties into which the Company enters that may provide general indemnification to others. In the normal course of business the Company may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnification. The Company's maximum exposure under these arrangements is unknown, as

4. Commitments and Contingencies (continued)

this would involve futures claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's statements of operations, financial condition or cash flows.

5. Income Taxes

For tax purposes, the Company is disregarded as an entity separate from its single member, ILLC, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). ILLC is disregarded as an entity separate from its single member, IHI. Therefore, the Company records taxes on a separate company basis as if it were a division of IHI. The Company, together with IHI and certain other subsidiaries in the United States, is included in a consolidated Federal income tax return, and consolidated or combined state and local income tax returns.

The Company pays or recovers from IHI the taxes it has recorded, which are calculated on a separate company basis under a tax sharing agreement with IHI. The current tax benefit of $(119,132) is included in receivable from affiliates in the statement of financial condition at December 31, 2006. The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates.

The deferred tax asset related to temporary differences as of December 31, 2006 is detailed below:

Accruals and allowances	$ 216,875
Total deferred tax assets	$ 216,875

The Company determined that no valuation allowance against the deferred tax asset, net, as of December 31, 2006 was necessary as management believes that it is more likely than not that the deferred tax asset will be realized.

5. Income Taxes (continued)

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of the Statement of Financial Accounting Standards 109" ("FIN 48"), which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position. FIN 48 is effective for years commencing after December 15, 2006. The Company is continuing to evaluate the impact of FIN 48 on its consolidated financial statements. However, the Company does not expect FIN 48 to have a material effect on its consolidated financial statements.

6. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition.

Management estimates that the aggregate fair value of all financial instruments recognized on the statement of financial condition approximates their carrying value. As such, financial instruments have been adjusted to reflect their estimated fair value or are short term in nature and bear interest at current market rates and, accordingly are carried at amounts approximating fair value.

7. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2006, the Company had net capital of $2,987,680, which was $2,737,680 in excess of its required net capital of $250,000.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.

7. Regulatory Requirements (continued)

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2006, the Company was in compliance with all such requirements.

The Company claims exemption from the provision of Rule 15c3-3 of the Securities and Exchange Commission under subparagraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

The Company clears all of its securities transactions through ILLC. Pursuant to the clearing agreement, ILLC has the right to charge the Company for all losses that arise from a counterparty's failure to fulfill its contractual obligations an no maximum amount has been stipulated. For the year ended December 31, 2006, the Company has not been charged with a loss as a result of a counterparty's failure.

END